FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press Release, dated May 11, 2009, regarding a new plan for shareholder remuneration	1

Press Release
Banco Santander to continue paying dividend in cash and offers shareholders the option to receive part of their remuneration in shares
•	This plan will be applied to the second dividend payment (made in November).

•	The Annual Shareholders Meeting would have to approve a EUR 1,000 million capital increase.

•	Shareholders will have the option to continue receiving cash or newly issued shares.

•	The three remaining dividends will be paid only in cash.
Madrid, May 11th, 2009 — Banco Santander’s Board of Directors will propose to the Ordinary Shareholders’ Meeting, which is expected to take place on its second call, on June 19th, a new plan for shareholder remuneration.
Banco Santander’s proposal consists of offering shareholders the opportunity to decide whether they prefer to continue to receive the second annual dividend (November) in cash or in newly issued Santander shares. The three other dividends will be paid only in cash.
This initiative, which is a response to suggestions from shareholders and is common practice in the international financial sector, offers maximum flexibility and enables shareholders to choose according to their tax and liquidity situation.
According to this remuneration scheme, on the usual date of payment of the second annual dividend each shareholder will receive one right for every share held. The value of the right will be equivalent to the amount of the dividend. Shareholders will have three options:
•
To continue to receive a cash dividend: To do so, shareholders can sell their rights to Banco Santander at a fixed price equivalent to the second annual dividend. This option has the same tax treatment as the dividend paid in cash, which is withholding at the rate of 18%.

Comunicación Externa Ciudad Grupo Santander — Edif. Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax. 34 91 257 1039

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•	To sell their rights in the market: The value of the right will fluctuate depending on market prices. This option has no tax withheld.

•
Receive new shares: Shareholders will receive for free the newly issued Santander shares to which they are entitled depending on the rights held. The number of shares they will receive will depend on the share price at that moment. There is no tax retention.

Shareholders will also be able to combine different alternatives, such as buying rights in the market or selling part of their rights (to the Bank or in the market) and receive the shares they are entitled to from the remaining rights.
Banco Santander maintains its policy of remunerating shareholders in cash with a payout of approximately 50%. The Bank distributed EUR 0.6508 euros in dividends against 2008 earnings, for a total amount of EUR 4,812 million, becoming the international bank with the highest cash dividend.

Comunicación Externa Ciudad Grupo Santander — Edif. Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax. 34 91 257 1039

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 11, 2009	By:	/s/ José Antonio Álvarez

		Name:	José Antonio Álvarez
		Title:	Executive Vice President